SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM to improve Kymi and Jämsänkoski mills’ competitiveness with new investments Decision on the paper machine investment in Continental Europe postponed to a later date

(UPM, Helsinki, March 8, 2006) – Along with today’s announcement on the programme to restore UPM’s profitability, the company will invest in the production efficiency of Kymi’s pulp mill as well as in converting Jämsänkoski mill’s paper machine 4 into label paper production. Both mills are located in Finland. The total value of the investments is EUR 370 million.

UPM will rebuild recovery plant at Kymi pulp mill. After investment Kymi will be a very competitive fine paper integrate with annual paper production capacity exceeding 900,000 tonnes on two paper machines. The new recovery plant will improve Kymi’s cost competitiveness and product quality. In addition, the pulp mill’s energy efficiency will be improved and fossil carbon-dioxide emissions will be decreased. The total investment value is EUR 325 million. Investment will be completed in the last quarter of 2008.

In addition, UPM will invest EUR 45 million to convert the UPM Jämsänkoski paper machine 4 from coated magazine papers into label papers. The investment will strengthen UPM’s leading position in the fast growing label paper business. Investment will be completed in the second quarter of 2007. The annual production capacity of the new PM 4 will be 120,000 tonnes.

Regarding UPM’s plan to invest in a new paper machine producing magazine (SC) papers in Continental Europe, the investment decision has been postponed to a later date. Energy price and availability and other infrastructure issues are still open and UPM will prioritize the company profitability programme launched today.

For more information on Kymi and Jämsänkoski investments, please contact (after 13:00 Finnish time):

Mr Pertti Salminen, Senior Vice President, Fine Paper Operations, tel. +358 204 15 0378

Mr Yngve Lindström, Vice President and General Manager, UPM, Kymi, tel. +358 204 15 3600

Mr Erkki Puru, Vice President and General Manager UPM, Jämsänkoski, tel. +358 204 16 6120

For more information on SC investment:

Mr Jyrki Ovaska, President, UPM Magazine Papers Division, tel. +358 204 15 0564

Enquiries in Germany: Mr Hartmut Wurster, tel. +49 (0)821 3109 264

Enquiries in France: Mr Ghislain de Boissieu, tel +33-1-40 50 40 03

UPM, Corporate Communications, Media Desk tel. +358 (0)40 588 3284, communications@upm-kymmene.com
P.O.Box 380, FI-00101 Helsinki, fax +358 (0)204 15 0308

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations